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                                    FORM T-3

                                  FACING SHEET

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE TRUST INDENTURE ACT OF 1939

                                Cotter & Company
                             ---------------------
                              (Name of applicant)

              8600 West Bryn Mawr Avenue, Chicago, IL  60631-3505
            --------------------------------------------------------
                    (Address of principal executive offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED


TITLE OF CLASS                                               AMOUNT

Variable Denomination Floating Rate Demand Notes          $50,000,000


Approximate date of proposed public offering:  June 1, 1997

Name and address of agent for service: Kerry J. Kirby, Vice President and Chief Financial Officer, Cotter & Company, 8600 West Bryn Mawr Avenue, Chicago, Illinois 60631-3505

                                    GENERAL

1.   General Information.  Furnish the following as to the applicant:
     (a) Form of organization:  corporation.

     (b) State or other sovereign power under the laws of which organized: Delaware.

2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required: Not Applicable.




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                                  AFFILIATIONS

3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control:

                  COTTER & COMPANY WHOLLY-OWNED SUBSIDIARIES:

Cotter Acceptance Co., Inc., an Illinois corporation, and its wholly-owned subsidiary:
     Warner True Value(R) Hardware, Inc., a Minnesota corporation
Cotter Canada Hardware and Variety Company Inc., a Manitoba corporation Cotter Real Estate Agency, Inc., an Illinois corporation
Cotter Trucking, Inc., an Illinois corporation
General Paint & Manufacturing Company (1), an Illinois corporation

                          COTTER & COMPANY AFFILIATES

Cotter Canada Hardware and Variety Cooperative Inc.(2), a Canadian corporation True Value(R) De Mexico, S.A. de C.V.(3), a Mexico corporation

                             MANAGEMENT AND CONTROL

4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.



NAME                   ADDRESS                     OFFICE
----                   -------                     ------
Daniel A. Cotter*   8600 West Bryn Mawr Ave.    President, Chief Executive
                    Chicago, IL 60631-3505      Officer & Director

Karen M. Agnew      1224 W. Van Buren           Vice President
                    Chicago, IL 60607-2819

------------
        (1) Formerly Atlas Power Equipment Co. and Wheeler Manufacturing Co., also formerly Cotter Merchandising & Sales, Inc.

        (2) Partially-owned subsidiary of Cotter Canada Hardware and Variety Company, Inc.

        (3) Majority-owned by Cotter & Company, minority owned by Cotter Acceptance Co., Inc.


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Daniel T. Burns             8600 West Bryn Mawr Ave.  Vice President, General
                            Chicago, IL 60631-3505    Counsel & Secretary

Danny R. Burton             8600 West Bryn Mawr Ave.  Vice President
                            Chicago, IL 60631-3505

Robert F. Johnson           8600 West Bryn Mawr Ave.  Vice President
                            Chicago, IL 60631-3505

Kerry J. Kirby              8600 West Bryn Mawr Ave.  Vice President,
                            Chicago, IL 60631-3505    Treasurer, and Chief
                                                      Financial Officer

Paul Lemerise               8600 W. Bryn Mawr Ave.    Vice President
                            Chicago, IL 60631-3505

Robert M. Liebgott          8600 West Bryn Mawr Ave.  Vice President
                            Chicago, IL 60631-3505

Robert Ostrov               8600 West Bryn Mawr Ave.  Vice President
                            Chicago, IL 60631-3505

John P. Semkus              8600 West Bryn Mawr Ave.  Vice President
                            Chicago, IL 60631-3505

Joe S. Blagg*               P.O. Box 1309             Director
                            Brownwood, TX 76804

William M. Claypool, III*   725 Broadway              Director
                            Needles, CA 92363

Samuel D. Costa, Jr.        323 Water Street          Director
                            Smethport, PA 16749

Leonard C. Farr             880 S. First - Box 1050   Director
                            Coos Bay, OR  97420

William M. Halterman*       34-36 S. Main Street      Director
                            P. O. Box 775
                            Petersburg, WV  26847

Jerrald T. Kabelin*         1010  1/2 Lincolnway      Director
                            LaPorte, IN  46350

Robert J. Ladner*           P.O. Box C                Director and Chairman of
                            Granite Falls, MN  56241  the Board

John F. Lottes, III         2 E. Ste. Maries Street   Director
                            Perryville, MO 63775

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Kenneth M. Noble      Midtown Shopping Center      Director
                      P.O. Box 1209
                      South Glens Falls, NY 12803

Richard L. Schaefer*  222 W. High Street           Director
                      Bryan, OH  43506

George V. Sheffer     2909 Alveria Drive           Director
                      Carbondale, IL  62901

Dennis A. Swanson*    29595 W. Highway 40          Director
                      Steamboat Springs, CO 80487

John M. West, Jr.*    975 S. McCall Road           Director
                      Englewood, FL  34223

                        ____________________________

It is expected that effective July 1, 1997, ServiStar Coast to Coast Corporation will merge with and into the applicant which will thereafter be known as TruServ Corporation. The individuals marked above with an asterisk and the following persons have been chosen to serve as directors of TruServ Corporation after the effectiveness of the merger.


Jay Feinsod       43 North Main Street        Director
                  Port Chester, NY 10573

Dave Guthrie      4811 South High School Rd.  Director
                  Indianapolis, IN 46241

William Hood      132 South Washington        Director
                  Emmett, ID 83617

James Howenstine  1480 Winchester Rd.         Director
                  Decatur, IN 46733

Peter G. Kelly    State and Parker Street     Director
                  Newburyport, MA 01950

Paul E. Pentz     1 ServiStar Way             Director
                  East Butler, PA 16029

John Wake, Jr.    11240 Patterson Ave.        Director
                  Richmond, VA 23233


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Barbara B. Wilkerson             P.O. Box 11294                 Director
                                 Charlotte, NC 28220

     Messrs. Cotter, Pentz and Kirby are expected to serve as CEO, President and Executive Vice President of TruServ, respectively. In addition, Donald J. Hoye and Eugene J. O'Donnell, both of whose addresses are 1 ServiStar Way, East Butler, PA 16029, are expected to act as Executive Vice Presidents of TruServ.

5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant: none.

                                  UNDERWRITERS

6.    Underwriters.  Give the name and complete mailing address of:

      (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application: none.

      (b) each proposed principal underwriter of the securities proposed to be offered: none.

      As to each person specified in (a), give the title of each class of securities underwritten: not applicable.

                               CAPITAL SECURITIES

7.    Capitalization.

      (a) Furnish the following information as to each authorized class of securities of the applicant, as of April 30, 1997:


COL. A                     COL. B               COL. C
TITLE OF CLASS             AMOUNT AUTHORIZED    AMOUNT OUTSTANDING

Class A Common Stock       100,000 shares       48,100 shares

Class B Common Stock       2,000,000 shares     1,098,408 shares

Promissory(Subordinated)   Unlimited            $216,120,181
and Instalment Notes




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      (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above. Class A Common Stock has voting rights of one vote per share. No other securities of applicant have voting rights.

8.    Analysis of Indenture Provisions.

      (a) the definition of default: default in the payment of any part of or all the principal of or interest on any security and continuance for a period of 20 days; default in the performance or breach of the Indenture and the continuance thereof for sixty (60) days after notice of such default or breach has been given by the trustee or by the holders of at least twenty-five percent (25%) of the outstanding securities; or certain actions under any applicable federal or state bankruptcy, insolvency, reorganization or similar law which affect the applicant, its subsidiaries or any significant part of the assets of the applicant or a subsidiary.

      Withholding a notice to indenture security holders: the trustee shall notify holders of the securities of any default within ninety (90) days after its occurrence unless it shall have been cured or waived; provided that (i) except in the case of default in the payment of principal or interest, the trustee may withhold notice if certain officials of the trustee determine in good faith that the withholding of such notice is in the interest of the holders of the securities, and (ii) in the case of certain types of default concerning actions under bankruptcy, insolvency, reorganization or similar laws, notice shall not be given until at least thirty (30) days after such occurrence.

      (b) the authentication and delivery of the indenture securities and the application of the proceeds thereof: since no individual indenture securities will be issued, there are no provisions concerning the authentication and delivery of the indenture securities; the proceeds from the sale of the Notes will be made available for general working capital purposes, including the purchase of merchandise for resale to Members.

      (c) the release or the release and substitution of any property subject to the lien of the indenture: not applicable.

      (d) the satisfaction and discharge of the indenture will occur upon: termination of the applicant's investment program by applicant pursuant to the program's provision; all the indenture securities becoming due and payable; the applicant depositing the entire amount sufficient to pay all the indenture securities, including principal and interest due or to become due to such date of payment; or the applicant paying all other sums payable under the Indenture by the applicant.



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      (e) the evidence required to be furnished by the applicant to the trustee as to compliance with the conditions and covenants provided for in such
      Indenture: a certificate of compliance executed by an officer of the applicant and an opinion of counsel shall be given to the trustee upon any application by the applicant to the trustee to take any action under the Indenture; in addition, the applicant shall annually file with the trustee a certificate stating whether to the knowledge of the signing officer any violation of an Indenture provision occurred during the preceding year and, if so, identifying such default.

9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities:
none.

Contents of Application for Qualification. This application for qualification comprises --

      (a) Pages numbered 1 to 8, consecutively.

      (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified: see Form T-1 (filed herewith and incorporated herein by reference).

      (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

            Exhibit T3A. Certificate of Incorporation of applicant. Incorporated herein by reference to Exhibit 3-A to the applicant's Annual Report on Form 10-K for the year ended January 1, 1994.

            Exhibit T3B. By-laws of applicant. Incorporated herein by reference to Exhibit 3-B to the applicant's Annual Report on Form 10-K for the year ended January 1, 1994.

            Exhibit T3C. Indenture to be qualified. (Filed herewith)

            Exhibit T3D. Not applicable.

            Exhibit T3E. Prospectus, applications and related materials. Incorporated by reference to the Prospectus and Exhibits 99-A and 99-B contained in Applicant's Registration Statement on Form S-2, filed May 8, 1997 (File No. 333-______).

            Exhibit T3F. Cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a) of the Trust Indenture Act of 1939. See Exhibit TC3 hereto.

            Exhibit T3G. Trustee's Statement of Eligibility under the Trust Indenture Act of 1939.




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                                   SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Cotter & Company, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Chicago, State of Illinois, on the 8th day of May, 1997.


(Seal)                       Cotter & Company



                             By:  /s/ Kerry J. Kirby
                                  ----------------------------
                                  Kerry J. Kirby, Vice President,
                                  Treasurer, Chief
                                  Financial Officer and
                                  Chief Accounting Officer


Attest:                      By:  /s/ Daniel T. Burns
                                  ----------------------------
                                  Daniel T. Burns
                                  Secretary







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